SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

                                 (RULE 13D-101)

                   Under the Securities Exchange Act of 1934

                              Gleason Corporation
                              -------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   377339106
                                   ---------
                                    (CUSIP)

                               Andrew A. Ziegler
                         1000 North Water Street, #1770
                              Milwaukee, WI 53202
                                  414-390-6100
                                  ------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 7, 2000
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO 377339106

     This Amendment No. 2 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed on December 23, 1999 and Amendment No. 1 filed on January 24, 2000 by Artisan Partners Limited Partnership ("Artisan Partners"), Artisan Investment Corporation ("Artisan Corp."), Andrew A. Ziegler, and Carlene Murphy Ziegler (collectively, the "Reporting Persons"), relating to the joint third-party tender offer by Torque Acquisition Co., L.L.C. ("Acquisition Company") and a self-tender offer by Gleason Corporation, a Delaware corporation (the "Company"), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to a Rights Agreement, dated as of May 4, 1999, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), tendered pursuant to the Offer, with Acquisition Company agreeing to pay for and purchase the first 2,318,126 Shares tendered pursuant to the Offer and the Company agreeing to pay for and purchase all Shares tendered in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company, at $23.00 per Share, net to seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

ITEM 4.   PURPOSE OF TRANSACTION

     The following paragraph is added as paragraph 5:

     On February 4, 2000 Acquisition Company and the Company announced in a press release that they amended the Merger Agreement to reduce the minimum number of Shares required to be tendered in their Offer (attached as Exhibit 1). Artisan Partners on February 7, 2000 issued a press release in response, reiterating that it would not tender Shares in the Offer (attached as Exhibit
2).

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Press Release by Gleason Corporation and Torque Acquisition Co., L.L.C. on February 4, 2000
Exhibit 2 - Press Release by Artisan Partners on February 7, 2000
Exhibit 3 - Joint Filing Agreement Dated as of February 7, 2000 by and among the Reporting Persons

CUSIP NO 377339106

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:         February 7, 2000


                           ARTISAN INVESTMENT CORPORATION
                              for itself and as general partner of
                              ARTISAN PARTNERS LIMITED
                              PARTNERSHIP

                           By:  /s/     Lawrence Totsky
                              -------------------------------------
                                        Lawrence A. Totsky
                                        Chief Financial Officer


CUSIP NO 377339106

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:         February 7, 2000

                           ANDREW A. ZIEGLER


                                        /s/ Andrew A. Ziegler
                           ---------------------------------------------

CUSIP NO 377339106

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:         February 7, 2000

                           CARLENE MURPHY ZIEGLER


                                    /s/ Carlene Murphy Ziegler
                           ---------------------------------------------